Page 1 of 2

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
  SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSIONS OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission File Number 333-79903
                       -------

                        Copelco Capital Receivables LLC
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


      East Gate Center, 700 East Gate Drive, Mount Laurel, New Jersey 08054
                                 (856-231-9600)
   ---------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    Series 2000-A Fixed Rate Class A-1 Notes,
                 Series 2000-A Floating Rate Class A-2a Notes,
                   Series 2000-A Fixed Rate Class A-3 Notes,
                   Series 2000-A Fixed Rate Class A-4 Notes,
                    Series 2000-A Fixed Rate Class B Notes,
                   Series 2000-A Fixed Rate Class C Notes and
                     Series 2000-A Fixed Rate Class D Notes
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
  ---------------------------------------------------------------------------
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   [X]     Rule 12h-3(b)(1)(ii) [ ]
          Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(2)(i)  [ ]
          Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(ii) [ ]
          Rule 12g-4(a)(2)(ii)  [ ]     Rule 15d-6           [ ]
          Rule 12h-3(b)(1)(i)   [X]

     Approximate number of holders of record as of the certification or notice date: 30
      --


     Pursuant to the requirements of the Securities Exchange Act of 1934 Copelco Capital Receivables LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 03/28/02                       By:  /s/ FREDERIC S. BECKER
                                         -----------------------------------
                                         Name: Frederic S. Becker
                                         Title: Vice President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the

Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.